November 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE Washington, D.C. 20549

Attn: Kate Beukenkamp and Donald Field

Re:	Falcon’s Beyond Global, Inc.

Registration Statement on Form S-1

Filed November 1, 2023

File No. 333-275243

Dear Ms. Beukenkamp and Mr. Field:

On behalf of our client, Falcon’s Beyond Global, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 17, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-1, filed on November 1, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed on November 28, 2023

Cover Page

1.	We note your discussion here and in your Risk Factors section disclosing that despite a potential decline in the public trading price of your securities, “some of the selling securityholders may still experience a positive rate of return on the securities they purchased due to the price at which such selling securityholder initially purchased the securities.” We also note the examples provided to illustrate the rate of return based on the current trading price in relation to the purchase price of certain securities by certain selling securityholders. Please disclose the potential profit all groups of selling securityholders will earn based on the current trading price. In this regard, we note that the current trading price appears to be higher than the purchase price for all selling securityholders.

Response: The Company has revised the disclosure on the cover page and pages 8 to 11 and 13 of the Amended Registration Statement to address the Staff’s comment.

2.	We note the significant number of redemptions of your Class A Common Stock in connection with your Business Combination and the various extensions of the expiration of the period in which the company had to consummate the Business Combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Please revise your disclosure here and where appropriate to disclose the amount of shares being registered as a percentage of your public float. In this regard, we note that you have disclosed the percentage in comparison to the number of shares outstanding (not in comparison to your public float).

Response: The Company has revised the disclosure on the cover page and pages 8, 11, 107 and 130 of the Amended Registration Statement to address the Staff’s comment.

Risk Factors

Risks Related to this Offering by the Selling Securityholders

Sales of a substantial number of our securities in the public market..., page 9

3.	Please revise this risk factor to disclose the percentages that these shares currently represent of the total number of shares outstanding and of your public float. We note your disclosure on the cover page, for example, stating that the selling securityholders can sell, under this prospectus approximately 97% of your outstanding shares of common stock, 34% of your outstanding warrants and 220% of your outstanding Series A Preferred Stock.

Response: The Company has revised the disclosure on page 11 of the Amended Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition...

Overview of the Company, page 103

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that CilMar Ventures, LLC, FAST Sponsor II, LLC, Infinite Acquisitions Partners LLC and Katmandu Ventures, LLC will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has revised the disclosure on the cover page and pages 11, 107 and 162 of the Amended Registration Statement to address the Staff’s comment.

* * *

Please do not hesitate to contact Joel L. Rubinstein (212) 819-7642 or Jonathan P. Rochwarger (212) 819-7643 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Cecil D. Magpuri, Chief Executive Officer, Falcon’s Beyond Global, Inc.

Joanne Merrill, Chief Financial Officer, Falcon’s Beyond Global, Inc.

Marie Elena Angulo, White & Case LLP

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